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June 21, 2006

BY EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549-7010

Attention:
Matt Franker
Staff Attorney

Re:
Crocs, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-134481

Ladies and Gentlemen:

        On behalf of our client, Crocs, Inc. (the "Company"), we are pleased to submit this response to the comments of the Staff, as set forth in a letter dated June 12, 2006 to Ronald R. Snyder, Chief Executive Officer of the Company, on the registration statement referenced above (the "Registration Statement"), including the prospectus contained therein (the "Prospectus"). This letter should be read in conjunction with the accompanying Amendment No. 1 to the Registration Statement ("Amendment No. 1") which was filed by the Company on the date hereof with the Commission. This letter also serves to file via electronic transmission a copy of Amendment No. 1 pursuant to Rule 101(a)(2)(i) of Regulation S-T. This letter contains the responses to the Staff's comments. Please note that, in addition to responding to the Staff's comments, Amendment No. 1 includes certain other minor changes.

        The responses set forth herein have been reviewed and approved by the Company. For convenience, each of the Staff's consecutively numbered comments is set forth herein, followed by the Company's response (in bold). In this letter, all page references, including those set forth in the Staff's comments, have been updated to refer to the page numbers in Amendment No. 1.

        To assist the Staff in reviewing Amendment No. 1, we are delivering by overnight mail to Mr. Franker two copies of this letter and four bound copies of Amendment No. 1. Two of the copies of Amendment No. 1 have been marked to show changes to the Registration Statement, as filed with the Commission on May 25, 2006.

General

1.
Comment: We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the names and the number of shares to be offered by selling stockholders. Please note that we may have additional comments once you have provided this disclosure.

Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

        Response: The Company has included the names of the selling stockholders and the number of shares being offered by each selling stockholder in Amendment No. 1. The Company will include all other non-Rule 430A information in the preliminary prospectus that is first circulated to potential investors.

Principal and Selling Stockholders, page 71

2.
Comment: Please disclose any material relationship that the selling stockholders have had with your company over the last three years. Alternatively, please provide cross-references to this information. Refer to Item 507 of Regulation S-K.

        Response: The Company has included the requested disclosure in Amendment No. 1 to respond to this comment.

3.
Comment: With respect to each selling stockholder that is not a natural person, please disclose the natural persons with dispositive voting or investment control of it.

        Response: The Company has included the requested disclosure in Amendment No. 1 to respond to this comment.

4.
Comment: Disclose when each of the selling stockholders acquired the shares of common stock and the nature of the transaction. We note your disclosure in the note at the top of page 72. Please clarify with respect to each selling stockholder.

        Response: As discussed with Matt Franker on June 12, 2006, many of the selling stockholders acquired their shares in multiple transactions, in many of which the Company was not a party and their decision as to which shares to sell in the offering is a personal decision about which the Company does not have information. In light of there being over 75 selling stockholders, it would be impractical for the Company to collect the requested information on a share-by-share basis. The Company has included the disclosure the Staff noted above on page 73 to include aggregate information about the acquisitions of shares of the Company's stock by the selling stockholders and the general nature of the transactions. The Company also included disclosure in footnotes 3, 10, 11 and 24 on pages 74 to 76 describing acquisitions of the Company's common stock by the principal and selling stockholders pursuant to purchases made on the public market or through the directed share program in connection with our initial public offering. More detailed disclosure is not required by Regulation S-K and the Company believes it would not be material to potential investors of the Company's common stock. In addition, Item 15 of Part II of the Registration Statement contains complete and detailed information about all unregistered sales of the Company's securities by the Company since January 1, 2002, including those to the selling stockholders, and "Certain Relationships and Related Party Transactions" in the Prospectus contains disclosure regarding transactions between the Company and its executive officers, directors and principal stockholders from January 1, 2002 to the present in which the amount involved exceeded or will exceed $60,000.

Exhibits

5.
Comment: Please note that we will review your underwriting agreement and the opinion of Faegre & Benson when they are filed and may comment on either exhibits. Please allow a reasonable time for your review prior to requesting acceleration.

        Response: The Company has filed the form of underwriting agreement as Exhibit 1.1 and the opinion of Faegre & Benson LLP as Exhibit 5.1. The Company acknowledges the Staff's need to review and comment on the exhibits.

        If we can facilitate the Staff's review of Amendment No. 1, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 607-3649 or Nate Ford at (303) 607-3662. Either of us may also be reached toll-free at (800) 525-2086. Our fax number is (303) 607-3600. Thank you again for your time and consideration.

Very truly yours,
FAEGRE & BENSON LLP
/s/ JEFFREY A. SHERMAN Jeffrey A. Sherman
cc:
Ronald R. Snyder, Crocs, Inc.
Pete S. Case, Crocs, Inc.
R. Gregory Spiers, Deloitte & Touche LLP
Erik Rebich, Esq., Crocs, Inc.
James H. Carroll, Esq., Faegre & Benson LLP
Securities and Exchange Commission, Document Control